EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions, except ratio data)

(Unaudited)	2010	2009	2008	2007	2006
EARNINGS
Pretax income from continuing operations	$5,206	$326	933	$4,673	$4,010
Add: Fixed charges excluding capitalized interest	306	286	214	258	178

Adjusted Earnings	$5,512	$612	$1,147	$4,931	$4,188

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$345	$310	$281	$308	$218
Amortization of debt expense	18	5	4	3	2
Interest component of lease rental expenditures (2)	64	31	24	23	20

Fixed charges	427	346	309	334	240

Preferred stock dividend requirements (3)	55	12	7	9	9

Combined Fixed Charges and Preferred Stock Dividends (1)	$482	$358	$316	$343	$249

Ratio of Earnings to Fixed Charges	12.93	1.77	3.72	14.76	17.47

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	11.44	1.71	3.63	14.36	16.84

(1)	Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent of rental payments applies for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.